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Filed pursuant to Rule 424(b)(3)
File Number: 333-120373

General Growth Properties, Inc.

4,000,000 Shares

Common Stock

        Pursuant to the terms of a Contingent Stock Agreement, to which we have become a party in connection with our merger with The Rouse Company, the former stockholders of The Hughes Corporation (together with their successors and permitted assigns, the "Contingent Stockholders"), are entitled to receive certain future distributions of shares of GGP Common Stock.

        We may issue up to 4,000,000 shares of our common stock to the Contingent Stockholders from time to time based upon formulas set forth in the Contingent Stock Agreement. We will not receive any proceeds from issuances of our common stock to the Contingent Stockholders.

        Shares of our common stock are quoted on the New York Stock Exchange under the symbol "GGP." On December 22, 2004, the last reported sale price of our common stock was $35.90 per share.

        Investing in our common stock involves risks. See "Risk Factors" incorporated by reference on page 6 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2005.

TABLE OF CONTENTS

Forward-Looking Statements	3
Where You Can Find More Information	4
Incorporation Of Certain Documents By Reference	5
General Growth Properties, Inc.	6
Use Of Proceeds	6
Risk Factors	6
The Contingent Stock Agreement	7
Plan Of Distribution	8
Legal Matters	8
Experts	8

FORWARD-LOOKING STATEMENTS

        Our discussion in this prospectus or any information incorporated by reference into this prospectus may contain certain forward-looking information statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "will," "believes," "seeks," "estimates," and "should" and variations of these words and similar expressions are intended to identify these forward-looking statements. Forward-looking statements made by us are based on our estimates, projections, beliefs and assumptions at the time of the statements and are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

        Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by us as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include, without limitation, general industry and economic conditions, acts of terrorism, interest rate trends, cost of capital requirements, availability of real estate properties, inability to consummate acquisition opportunities, competition from other companies and venues for the sale/distribution of goods and services, changes in retail rental rates in our markets, shifts in customer demands, tenant bankruptcies or store closures, changes in vacancy rates at our properties, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, changes in applicable laws, rules and regulations, including changes in tax laws, the ability to obtain suitable equity and/or debt financing and the continued availability of financing in the amounts and on the terms necessary to support our future business.

        As used in this prospectus, the terms "we," "us," "our," "GGP," and "Company" refer to General Growth Properties, Inc. and those entities that it owns or controls, including GGP Limited Partnership, its operating partnership, unless the context requires otherwise.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC's Public Reference Room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the SEC's web site at http://www.sec.gov or our web site at http://www.generalgrowth.com. However, information contained in our web site is not incorporated by reference in this prospectus and, therefore, is not part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference in this prospectus the following documents:

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  Our Annual Report on Form 10-K for the year ended December 31, 2003 (excluding such information that was superseded by the corresponding information in our Current Report on Form 8-K, filed with the SEC on December 21, 2004).

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  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

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  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

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  Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

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  Our Current Reports on Form 8-K, filed with the SEC on April 14, April 27, May 25, August 20, September 16, October 12, October 20, October 25, October 26, November 9, November 12, November 18 and December 21, 2004 and Current Reports on Form 8-K/A filed with the SEC on January 14, August 2, August 24, November 9 and December 22, 2004.

  •
  The portions of our Proxy Statement for our 2004 Annual Meeting of Stockholders that have been incorporated by reference into our Annual Report on Form 10-K.

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  The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A, which was filed with the SEC on November 18, 1998, pursuant to Section 12(b) of the Securities Exchange Act.

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  The description of our common stock contained in our Registration Statement on Form 8-A, which was filed with the SEC on January 12, 1993, pursuant to Section 12(b) of the Securities Exchange Act.

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  All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

        To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, you may call or write General Growth Properties, Inc., 110 North Wacker Drive, Chicago, Illinois 60606, Telephone (312) 960-5048.

        You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this document.

GENERAL GROWTH PROPERTIES, INC.

        We are a self-administered and self-managed real estate investment trust, referred to as a "REIT," that owns, operates, manages, leases, acquires, develops, expands and finances regional mall and mixed-use properties in major and middle markets primarily throughout the United States. We were organized in 1986 to continue expanding the Bucksbaum family business, which has been engaged in the shopping center business since 1954.

        We conduct our business through GGP Limited Partnership, which we refer to in this prospectus as the "operating partnership", which holds substantially all of our interests in properties. We own an approximate 80% general partnership interest in the operating partnership. The remaining approximately 20% interest in the operating partnership is held by limited partners and others who have contributed properties to the operating partnership.

        General Growth Management, Inc., a taxable REIT subsidiary, performs the management and leasing services for approximately 40 third-party retail properties, all located in the United States.

        GGP has qualified as a REIT for federal income tax purposes. In order to maintain this qualification, GGP generally must distribute at least 90% of its REIT taxable income.

        On August 20, 2004, we announced that we had entered into an agreement and plan of merger with The Rouse Company, which we refer to in this prospectus as "Rouse." On November 12, 2004, we announced that we had completed our merger with Rouse. Under the terms of the merger agreement, stockholders of Rouse received a cash payment of $65.20526 per share. The total consideration paid was approximately $12.7 billion consisting of approximately $7.3 billion in cash plus the assumption of approximately $5.4 billion of existing Rouse debt (including Rouse's share of debt of unconsolidated affiliates).

        Prior to the Rouse merger we owned, or had management responsibility for, interests in 179 regional malls, mixed-use and other properties in 41 states. These regional malls, mixed-use and other properties had approximately 154 million square feet of retail space. The Rouse merger added 37 regional shopping malls, four community centers, and six mixed-use projects totaling 40 million square feet to our portfolio of owned shopping centers. The Rouse merger also added a portfolio of office, industrial and other commercial properties totaling approximately 9 million square feet and undeveloped land in some master planned communities in the country, such as Summerlin, Nevada, Columbia, Maryland and The Woodlands outside Houston.

USE OF PROCEEDS

        We will not receive any proceeds from issuances of our common stock to the Contingent Stockholders.

RISK FACTORS

        You should carefully consider the risk factors set forth in our reports filed with the SEC, which are incorporated by reference herein, in evaluating an investment in the common stock.

THE CONTINGENT STOCK AGREEMENT

        The description contained below is a summary of the Contingent Stock Agreement and the Assumption Agreement. For further information regarding these agreements, you should refer to the full text of these agreements which have been included as exhibits to the registration statement of which this prospectus is a part.

        On June 12, 1996, The Rouse Company acquired all the outstanding equity interests in The Hughes Corporation, a Delaware corporation ("THC"), and its affiliated partnership, Howard Hughes Properties Limited Partnership, a Delaware limited partnership ("HHPLP").

        THC and HHPLP (collectively, "Hughes") were primarily engaged in real estate investment, management and development. Hughes' assets, which were located principally in the Las Vegas, Nevada metropolitan area and, to a lesser extent, in the Los Angeles, California metropolitan area, consisted of (i) office buildings, mixed-use industrial properties and retail centers which produced rental revenues, (ii) development properties and (iii) investment properties. At December 31, 1995, Hughes (including its consolidated joint ventures) owned approximately 4,000,000 rentable square feet (including ground leases), 3,155 acres of development properties and approximately 16,263 acres of investment properties.

        In connection with that acquisition, Rouse entered into an agreement (the "Contingent Stock Agreement," or "CSA") for the benefit of the stockholders of THC (together with their successors and permitted assigns, the "Contingent Stockholders") and their representatives (the "Representatives") whereby shares of Rouse Common Stock or, under certain circumstances, Increasing Rate Cumulative Preferred Stock, par value $0.01 per share, of Rouse, were to be issued to the Contingent Stockholders during the 14-year period following the effective date of the acquisition based on the appraised values of four defined groups of acquired assets at specified "termination dates" to 2009 and/or cash flows generated from the development and/or sale of those assets prior to the termination dates ("earnout periods"). The distributions of additional shares, based on cash flows, are determined and payable semiannually as of June 30 and December 31.

        The CSA is, in substance, an arrangement under which the Contingent Stockholders would share in cash flows from the development and/or sale of the defined assets during their respective earnout periods, and Rouse would issue additional shares of common stock to the Contingent Stockholders based on the value, if any, of the defined asset groups at the termination dates. The actual number of shares issuable will be determined only from events occurring over the term of the CSA and could differ significantly from the number of shares that we have registered hereby.

        Under the CSA, Rouse cannot enter into a "prohibited transaction" without the consent of a majority of the interests under the CSA. A "prohibited transaction" includes a merger that (1) would render Rouse or a successor incapable of, or restricted from, delivering (on a timely basis) freely tradable and readily marketable securities comparable to Rouse common stock or (2) could reasonably be expected to have a prejudicial effect on the holders of interests under the CSA with respect to their non-taxable receipt of securities pursuant to the CSA.

        On October 19, 2004, GGP delivered to the Representatives an executed Assumption Agreement whereby GGP agreed, for the benefit of the Contingent Stockholders, to perform the CSA as successor to Rouse, in the same manner and to the same extent that Rouse would be required to perform the CSA if no succession had taken place. Under the Assumption Agreement, GGP has therefore assumed Rouse's obligation under the CSA to issue shares of common stock twice a year to the Contingent Stockholders. In addition, GGP agreed that following the effective time of the Rouse merger there will not be a prejudicial effect on the Contingent Stockholders with respect to their non-taxable receipt of securities pursuant to the CSA as a result of the Rouse merger and that securities delivered pursuant to the CSA will be freely tradable and readily marketable.

PLAN OF DISTRIBUTION

        We may issue up to 4,000,000 shares of our common stock to the Contingent Stockholders from time to time based upon formulas set forth in the Contingent Stock Agreement.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for the Company by Linda J. Wight, Esq., Vice President and Associate General Counsel of the Company.

EXPERTS

        The consolidated financial statements of GGP, except GGP/Homart, Inc. and GGP/Homart II L.L.C., which are unconsolidated joint venture investments of GGP that are accounted for by use of the equity method, as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 and the related financial statement schedules incorporated in this prospectus by reference from GGP's Current Report on Form 8-K filed with the SEC on December 21, 2004, have been audited by Deloitte & Touche LLP as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph relating to the change in method of accounting for derivative instruments and hedging activities in 2001 and the change in accounting for debt extinguishment costs in 2003). The financial statements of GGP/Homart, Inc. and GGP/Homart II L.L.C. have been audited by KPMG LLP, as stated in their reports incorporated herein by reference. Such financial statements of GGP are incorporated herein by reference in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Each of the foregoing firms are independent registered public accounting firms.

        The consolidated financial statements of GGP/Homart, Inc. and its subsidiaries and GGP/Homart II L.L.C. and its subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Their reports refer to a change in the method of accounting for intangible assets in 2002.

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
GENERAL GROWTH PROPERTIES, INC.
USE OF PROCEEDS
RISK FACTORS
THE CONTINGENT STOCK AGREEMENT
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS